UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

SEC File Number: 000-26995

Cusip Number: 40413R107

NOTIFICATION OF LATE FILING

(Check One):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form N-SAR

For Period Ended: September 30, 2014

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the items(s) to which the notification relates:

PART I – REGISTRANT INFORMATION

HCSB Financial Corporation

Full Name of Registrant

5201 Broad Street

Address of Principal Executive Office (Street and Number)

Loris, South Carolina 29569

City, State and Zip Code

PART II – RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F. 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

HCSB Financial Corporation (the “Company”) has determined that it will be unable to timely file its Quarterly Report on Form 10-Q for the quarter ended September 30, 2014 (the “Form 10-Q”) because the Company is still completing its analysis of the allowance for loan losses and related loan loss provision for the quarter ended September 30, 2014. As a result, the Company is still finalizing its unaudited consolidated financial statements and related disclosures for the quarter ended September 30, 2014. At this time, we currently anticipate recording a net loss ranging from $1.3 million to $1.4 million for this quarter. However, we are still finalizing our audited consolidated financial statements and related disclosures for the quarter ended September 30, 2014, and our actual results for the quarter ended September 30, 2014 may differ from our current estimates. The Company intends to file the Form 10-Q with the Securities and Exchange Commission on or before the fifth calendar day following the prescribed due date in compliance with Rule 12b-25 under the Securities Exchange Act of 1934.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

James R. Clarkson	843	716-6400
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☐ Yes ☒ No

Quarterly Report on Form 10-Q for the Quarter Ended March 31, 2014
Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2013
Quarterly Report on Form 10-Q for the Quarter Ended September 30, 2013

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Management currently estimates that the Company will report:

Net interest income ranging from $2.7 million to $2.8 million for the quarter ended September 30, 2014, compared to $3.0 million for the third quarter of 2013. Based on our analysis of our allowance for loan losses, we anticipate taking a loan loss provision for the quarter ended September 30, 2014 ranging from $750 thousand to $1.0 million, compared to no loan loss provision for the third quarter of 2013.

Noninterest income ranging from $600 thousand to $700 thousand for the quarter ended September 30, 2014, compared to $780 thousand for the third quarter of 2013.

Noninterest expense ranging from $3.4 million to $3.5 million for the quarter ended September 30, 2014, compared to $4.0 million for the third quarter of 2013.

As of February 2011, the Federal Reserve Bank of Richmond, the Company’s primary federal regulator, has required the Company to defer dividend payments on its $12,895,000 of shares of Series T Preferred Stock issued to the U.S. Treasury in March 2009 pursuant to the U.S. Treasury’s Capital Purchase Program and interest payments on its $6,000,000 of trust preferred securities issued in December 2004. In addition, since October 2011, the Federal Reserve Bank of Richmond has prohibited the Company from paying interest due on its $12,062,011 of subordinated promissory notes that were issued in a private placement in the first half of 2010. As a result, as of September 30, 2014, the Company has deferred $2.7 million in dividend payments due on the Series T Preferred Stock, $669 thousand in interest payments due on the trust preferred securities, and $3.3 million in interest payments due on the subordinated promissory notes.

Forward-Looking Statements

Certain matters discussed in this Report on Form 12b-25 may constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934 (the “Exchange Act”) and as such, may involve risks and uncertainties. These forward-looking statements relate to our financial condition. Our actual results, performance, or achievements may differ significantly from the results, performance, or achievements expected or implied in such forward-looking statements. We do not undertake, and specifically disclaim any obligation, to update any forward looking statements to reflect the occurrence of events or circumstances after the date of such statements except as required by law.

HCSB Financial Corporation

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 14, 2014	By:	/s/ James R. Clarkson
James R. Clarkson
Chief Executive Officer